2 August 2016

ISSUED ON BEHALF OF RELX PLC AND RELX NV

Transactions in own shares

RELX PLC announces that today, it purchased through J.P. Morgan Securities plc 91,400 RELX PLC ordinary shares of 14 51/116 pence each on the London Stock Exchange at a price of 1434.8755 pence per share. The purchased shares will be held as treasury shares. Following the above purchase, RELX PLC holds 86,077,930 ordinary shares in treasury, and has 1,091,406,191 ordinary shares in issue (excluding treasury shares). Since 4 January 2016 RELX PLC has purchased 22,198,150 shares.

RELX NV announces that today, it purchased through J.P. Morgan Securities plc 81,400 RELX NV ordinary shares of €0.07 each on the Euronext Amsterdam Stock Exchange at a price of €16.0289 per share. The purchased shares will be held as treasury shares. Following the above purchase, RELX NV holds 77,125,594 ordinary shares in treasury, and has 972,340,028 ordinary shares in issue (excluding treasury shares). Since 4 January 2016 RELX NV has purchased 20,012,200 shares.